UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*
Xcel Energy Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
98389B 10 0
(CUSIP Number)
November 21, 2002

(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98389 B 10 0	13G	Page 2 of 18

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Citadel Limited Partnership

(2)	CHECK THE APPROPRIATE BOX IF (a) ☒
A MEMBER OF A GROUP* (b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois limited partnership U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
0

(6) SHARED VOTING POWER 45,385 shares of Common Stock
$57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)
Options to purchase $57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)

(7) SOLE DISPOSITIVE POWER 0

(8) SHARED DISPOSITIVE POWER
See Row 6 above.

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 2.3% as of the date of this filing. (Based on 398,714,039 shares of Common Stock issued and outstanding as of October 31, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and the exercise of the Options and subsequent conversion of the Convertible Notes referred to in Row 6 above.)

(12)	TYPE OF REPORTING PERSON*
PN; HC

(1) See Footnote 1 in item 4.

CUSIP No. 98389 B 10 0	13G	Page 3 of 18

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GLB Partners, L.P.

(2)	CHECK THE APPROPRIATE BOX IF (a) ☒
A MEMBER OF A GROUP* (b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware limited partnership U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
0

(6) SHARED VOTING POWER
45,385 shares of Common Stock
$57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)
Options to purchase $57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)

(7) SOLE DISPOSITIVE POWER
0

(8) SHARED DISPOSITIVE POWER
See Row 6 above.

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 2.3% as of the date of this filing. (Based on 398,714,039 shares of Common Stock issued and outstanding as of October 31, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and the exercise of the Options and subsequent conversion of the Convertible Notes referred to in Row 6 above.)

(12)	TYPE OF REPORTING PERSON*
PN; HC

(1) See Footnote 1 in item 4.

CUSIP No. 98389 B 10 0	13G	Page 4 of 18

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Citadel Investment Group, L.L.C.

(2)	CHECK THE APPROPRIATE BOX IF (a) ☒
A MEMBER OF A GROUP* (b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware limited liability company U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
0

(6) SHARED VOTING POWER
45,385 shares of Common Stock
$57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)
Options to purchase $57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)

(7) SOLE DISPOSITIVE POWER
0

(8) SHARED DISPOSITIVE POWER
See Row 6 above.

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 2.3% as of the date of this filing. (Based on 398,714,039 shares of Common Stock issued and outstanding as of October 31, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and the exercise of the Options and subsequent conversion of the Convertible Notes referred to in Row 6 above.)

(12)	TYPE OF REPORTING PERSON*
OO; HC

(1) See Footnote 1 in item 4.

CUSIP No. 98389 B 10 0	13G	Page 5 of 18

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Kenneth Griffin

(2)	CHECK THE APPROPRIATE BOX IF (a) ☒
A MEMBER OF A GROUP* (b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
0

(6) SHARED VOTING POWER
45,385 shares of Common Stock
$57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)
Options to purchase $57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)

(7) SOLE DISPOSITIVE POWER
0

(8) SHARED DISPOSITIVE POWER
See Row 6 above.

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 2.3% as of the date of this filing. (Based on 398,714,039 shares of Common Stock issued and outstanding as of October 31, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and the exercise of the Options and subsequent conversion of the Convertible Notes referred to in Row 6 above.)

(12)	TYPE OF REPORTING PERSON*
IN

(1) See Footnote 1 in item 4.

CUSIP No. 98389 B 10 0	13G	Page 6 of 18

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Wellington Partners Limited Partnership

(2)	CHECK THE APPROPRIATE BOX IF (a) ☒
A MEMBER OF A GROUP* (b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois limited partnership U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
0

(6) SHARED VOTING POWER
45,385 shares of Common Stock
$57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)
Options to purchase $57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)

(7) SOLE DISPOSITIVE POWER
0

(8) SHARED DISPOSITIVE POWER
See Row 6 above.

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 2.3% as of the date of this filing. (Based on 398,714,039 shares of Common Stock issued and outstanding as of October 31, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and the exercise of the Options and subsequent conversion of the Convertible Notes referred to in Row 6 above.)

(12)	TYPE OF REPORTING PERSON*
PN; HC

(1) See Footnote 1 in item 4.

CUSIP No. 98389 B 10 0	13G	Page 7 of 18

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Citadel Distressed and Credit Opportunity Fund Ltd.

(2)	CHECK THE APPROPRIATE BOX IF (a) ☒
A MEMBER OF A GROUP* (b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
0

(6) SHARED VOTING POWER
45,385 shares of Common Stock
$57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)
Options to purchase $57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)

(7) SOLE DISPOSITIVE POWER
0

(8) SHARED DISPOSITIVE POWER
See Row 6 above.

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 2.3% as of the date of this filing. (Based on 398,714,039 shares of Common Stock issued and outstanding as of October 31, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and the exercise of the Options and subsequent conversion of the Convertible Notes referred to in Row 6 above.)

(12)	TYPE OF REPORTING PERSON*
CO; HC

(1) See Footnote 1 in item 4.

CUSIP No. 98389 B 10 0	13G	Page 8 of 18

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Kensington Global Strategies Fund, Ltd.

(2)	CHECK THE APPROPRIATE BOX IF (a) ☒
A MEMBER OF A GROUP* (b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
0

(6) SHARED VOTING POWER
45,385 shares of Common Stock
$57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)
Options to purchase $57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)

(7) SOLE DISPOSITIVE POWER
0

(8) SHARED DISPOSITIVE POWER
See Row 6 above.

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 2.3% as of the date of this filing. (Based on 398,714,039 shares of Common Stock issued and outstanding as of October 31, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and the exercise of the Options and subsequent conversion of the Convertible Notes referred to in Row 6 above.)

(12)	TYPE OF REPORTING PERSON*
CO; HC

(1) See Footnote 1 in item 4.

CUSIP No. 98389 B 10 0	13G	Page 9 of 18

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Citadel Credit Trading Ltd.

(2)	CHECK THE APPROPRIATE BOX IF (a) ☒
A MEMBER OF A GROUP* (b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
0

(6) SHARED VOTING POWER
45,385 shares of Common Stock
$57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)
Options to purchase $57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)

(7) SOLE DISPOSITIVE POWER
0

(8) SHARED DISPOSITIVE POWER
See Row 6 above.

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 2.3% as of the date of this filing. (Based on 398,714,039 shares of Common Stock issued and outstanding as of October 31, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and the exercise of the Options and subsequent conversion of the Convertible Notes referred to in Row 6 above.)

(12)	TYPE OF REPORTING PERSON*
CO

(1) See Footnote 1 in item 4.

CUSIP No. 98389 B 10 0	13G	Page 10 of 18

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Citadel Equity Fund Ltd.

(2)	CHECK THE APPROPRIATE BOX IF (a) ☒
A MEMBER OF A GROUP* (b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
0

(6) SHARED VOTING POWER
45,385 shares of Common Stock
$57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)
Options to purchase $57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)

(7) SOLE DISPOSITIVE POWER
0

(8) SHARED DISPOSITIVE POWER
See Row 6 above.

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 2.3% as of the date of this filing. (Based on 398,714,039 shares of Common Stock issued and outstanding as of October 31, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and the exercise of the Options and subsequent conversion of the Convertible Notes referred to in Row 6 above.)

(12)	TYPE OF REPORTING PERSON*
CO

(1) See Footnote 1 in item 4.

CUSIP No. 98389 B 10 0	13G	Page 11 of 18

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Citadel Jackson Investment Fund Ltd.

(2)	CHECK THE APPROPRIATE BOX IF (a) ☒
A MEMBER OF A GROUP* (b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
0

(6) SHARED VOTING POWER
45,385 shares of Common Stock
$57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)
Options to purchase $57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)

(7) SOLE DISPOSITIVE POWER
0

(8) SHARED DISPOSITIVE POWER
See Row 6 above.

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
See Row 6 above.

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Approximately 2.3% as of the date of this filing. (Based on 398,714,039 shares of Common Stock issued and outstanding as of October 31, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and the exercise of the Options and subsequent conversion of the Convertible Notes referred to in Row 6 above.)

(12)	TYPE OF REPORTING PERSON*
CO

(1) See Footnote 1 in item 4.

Item 1(a)	Name of Issuer: XCEL ENERGY INC.
1(b)	Address of Issuer's Principal Executive Offices:
800 Nicollet Mall Minneapolis, MN 55402
Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship
Citadel Limited Partnership 225 W. Washington 9th Floor Chicago, Illinois 60606 Illinois limited partnership
GLB Partners, L.P. 225 W. Washington 9th Floor Chicago, Illinois 60606 Delaware limited partnership
Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Delaware limited liability company
Kenneth Griffin 225 W. Washington 9th Floor Chicago, Illinois 60606 U.S. Citizen
Wellington Partners Limited Partnership c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Illinois limited partnership

Citadel Distressed and Credit Opportunity Fund Ltd. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Cayman Islands company
Kensington Global Strategies Fund, Ltd. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Bermuda company
Citadel Credit Trading Ltd. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Cayman Islands company
Citadel Equity Fund Ltd. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Bermuda company
Citadel Jackson Investment Fund Ltd. c/o Citadel Investment Group, L.L.C. 225 W. Washington 9th Floor Chicago, Illinois 60606 Cayman Islands company
2(d)	Title of Class of Securities:
Common Stock, par value $2.50 per share
2(e)	CUSIP Number:
Item 3		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4    Ownership:

CITADEL LIMITED PARTNERSHIP
GLB PARTNERS, L.P.
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
WELLINGTON PARTNERS LIMITED PARTNERSHIP
CITADEL DISTRESSED AND CREDIT OPPORTUNITY FUND LTD.
KENSINGTON GLOBAL STRATEGIES FUND, LTD.
CITADEL CREDIT TRADING LTD.
CITADEL EQUITY FUND LTD.
CITADEL JACKSON INVESTMENT FUND LTD.

        (a)    Amount beneficially owned:

45,385 shares of Common Stock

$57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)

Options to purchase $57,500,000 in principal amount of the Company's 7.5% Convertible Senior Notes (convertible into 4,665,314 shares of Common Stock)(1)

        (b)    Percent of Class:

Approximately 2.3% as of the date of this filing. (Based on 398,714,039 shares of Common Stock issued and outstanding as of October 31, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and the exercise of the Options and subsequent conversion of the Convertible Notes referred to in item (a) above.)(1)

        (c)    Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

              0

          (ii)    shared power to vote or to direct the vote:

              See item (a) above.

          (iii)    sole power to dispose or to direct the disposition of:

              0

          (iv)    shared power to dispose or to direct the disposition of:

              See item (a) above.

(1)    The securities reported herein include (i) 4,665,314 shares of the Company's common stock, par value $2.50 per share (the "Common Stock") that the Reporting Persons may acquire in the future through the conversion of $57.5 million aggregate principal amount of the Company's 7 1/2% Convertible Senior Notes due 2007 (the "144A Notes") and (ii) 4,665,314 shares of the Common Stock that the Reporting Persons may acquire in the future through the exercise of options to acquire at any time and from time to time on or prior to November 25, 2003 up to $57.5 million aggregate principal amount of the Company's 7 1/2% Convertible Senior Notes (the "Option Notes") and the subsequent conversion of the Option Notes. The Option Notes, together with any related indenture, are issuable in a form substantially identical to the 144A Notes and its related indenture issued by the Company on November 22, 2002. Both the 144A Notes and the Option Notes have or would have a coupon of 7.5 percent, mature 5 years from their issuance date(s) and be convertible into shares of the Company's common stock at a conversion rate of 81.1359 per $1,000 of principal amount converted (subject to adjustment to prevent dilution).

        The obligation to file this schedule 13G arose on November 21, 2002. The Reporting Persons have subsequently reduced their beneficial ownership to the currently reported percentage. At no time since November 21, 2002 have the Reporting Persons been the beneficial owners of greater than 10% of the Company's outstanding Common Stock as determined in accordance with Rule 13d of the Securities Exchange Act of 1934.

Item 5	Ownership of Five Percent or Less of a Class:

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
See Item 2 above.
Item 8	Identification and Classification of Members of the Group:
Not Applicable.
Item 9	Notice of Dissolution of Group:
Not Applicable.
Item 10	Certification:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 2nd day of December, 2002		KENNETH GRIFFIN
/s/ ADAM C. COOPER attorney-in-fact
CITADEL LIMITED PARTNERSHIP		CITADEL INVESTMENT GROUP, L.L.C.
By:	GLB Partners, L.P., its General Partner	By:	/s/ ADAM C. COOPER Adam C. Cooper, Senior Managing Director and General Counsel
By:	Citadel Investment Group, L.L.C., its General Partner	CITADEL DISTRESSED AND CREDIT OPPORTUNITY FUND LTD.
By:	/s/ ADAM C. COOPER Adam C. Cooper, Senior Managing Director and General Counsel	By:	Citadel Limited Partnership, its Trading Manager
GLB PARTNERS, L.P.		By:	GLB Partners, L.P., its General Partner
By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ ADAM C. COOPER Adam C. Cooper, Senior Managing Director and General Counsel	By:	/s/ ADAM C. COOPER Adam C. Cooper, Senior Managing Director and General Counsel
WELLINGTON PARTNERS LIMITED PARTNERSHIP		CITADEL CREDIT TRADING LTD.
By:	Citadel Limited Partnership, its General Partner	By:	Citadel Limited Partnership, its Trading Manager
By:	GLB Partners, L.P., its General Partner	By:	GLB Partners, L.P., its General Partner
By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ ADAM C. COOPER Adam C. Cooper, Senior Managing Director and General Counsel	By:	/s/ ADAM C. COOPER Adam C. Cooper, Senior Managing Director and General Counsel

KENSINGTON GLOBAL STRATEGIES FUND, LTD.		CITADEL EQUITY FUND LTD.
By:	Citadel Limited Partnership, its Trading Manager	By:	Citadel Limited Partnership, its Trading Manager
By:	GLB Partners, L.P., its General Partner	By:	GLB Partners, L.P., its General Partner
By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ ADAM C. COOPER Adam C. Cooper, Senior Managing Director and General Counsel	By:	/s/ ADAM C. COOPER Adam C. Cooper, Senior Managing Director and General Counsel
CITADEL JACKSON INVESTMENT FUND LTD.
By:	Citadel Limited Partnership, its Trading Manager
By:	GLB Partners, L.P., its General Partner
By:	Citadel Investment Group, L.L.C., its General Partner
By:	/s/ ADAM C. COOPER Adam C. Cooper, Senior Managing Director and General Counsel